Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

AvePoint Announces Preliminary First Quarter 2021 Financial Results and $20.0 million APXT Share Purchase Program

JERSEY CITY, NJ—April 14, 2021 – AvePoint, Inc. (“AvePoint” or the “Company”), the largest data management solutions provider for Microsoft 365, today announced AvePoint’s preliminary financial results for the first quarter ended March 31, 2021.

“Although the Company’s first quarter is historically our slowest quarter, the Company has achieved significant growth. We reported strong first quarter results with subscription revenue growth of 49% year over year at the mid-point of the range,” said Dr. Tianyi “TJ” Jiang, CEO of AvePoint. “Over the past two quarters we have made meaningful investments in scaling our go-to-market organization to accelerate growth and capture the significant market opportunity ahead. Our first quarter results continue the growth momentum we experienced in 2020 and combined with the ongoing ramp of our salesforce, gives us confidence in our outlook for 2021.”

Preliminary First Quarter 2021 Financial Results

•	Total Revenue in the range of $38.4 million to $38.8 million, in line with our quarterly revenue expectation

•	Total ARR[1] in the range of $128.0 million to $129.2 million as of March 31, 2021, up 32.6% year-over-year at the mid-point

•	Subscription Revenue in the range of $26.7 million to $27.0 million, up 49.3% year-over-year at the mid-point

•	GAAP operating loss in the range of $(11.9) million to $(4.1) million, representing GAAP operating margins of (31.0)% and (10.6)%, respectively

•	Non-GAAP operating loss in the range of $(1.9) million to $(1.5) million, representing non-GAAP operating margins of (4.9)% and (3.9)%, respectively

•	Cash, Cash Equivalents and Short-Term Investments of approximately $65.8 million as of March 31, 2021; Company remains debt-free

[1]

AvePoint calculates annual recurring revenue (“ARR”) at the end of a particular period as the annualized sum of: (1) contractually obligated Annual Contract Value from subscription and maintenance revenue sources from all customers with a contract duration exceeding three months, and (2) the product of the current month’s monthly recurring revenue (“MRR”) multiplied by twelve (to prospectively annualize subscription revenue). MRR is attributable to AvePoint’s Channel business and includes contracts that may or may not be extended or renewed by AvePoint’s customers. ARR also includes some recurring professional services revenue, such as recurring technical account management services.

Based upon the Company’s strong first quarter results, the Company is raising its revenue guidance for Fiscal Year 2021 to $194.0 million.

In addition, today AvePoint announced that the Board of Directors has authorized a share purchase program pursuant to which the Company may purchase up to $20.0 million of Apex Technology Acquisition Corporation (NASDAQ: APXT, “Apex”) common stock until the date on which the SEC declares Apex’s S-4 Registration Statement effective. The closing of the business combination remains subject to customary closing conditions, including SEC review and the approval of the shareholders of Apex and AvePoint. In light of the recent SEC statement regarding accounting and reporting considerations for warrants issued by Special Purpose Acquisition Companies, or SPACs, Apex, together with its advisors, is reviewing the terms of its warrants in order to determine the proper accounting treatment.

“This share purchase program demonstrates the Board’s confidence in our future and our commitment to deliver value to our shareholders,” said Dr. Jiang. “Our strong cash flow and balance sheet enable us to create value for our existing shareholders by reducing dilution associated with the proposed business combination at what we believe to be an attractive valuation.”

Any purchases of Apex common stock pursuant to the share purchase program will be made in the open market or in privately negotiated transactions. The purchases will be conducted in compliance with the SEC’s Rule 10b-18 and applicable legal requirements and will be subject to market conditions and other factors. AvePoint is not obligated to acquire any particular amount of Apex common stock and such purchases may be suspended at any time at AvePoint’s discretion.

About AvePoint

AvePoint enables customers to collaborate with confidence. Our data management solutions help our diverse, global customer base overcome complex transformation, governance, and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on our solutions. Our SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Our multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. For more information about AvePoint, visit https://www.avepoint.com.

About Apex Technology Acquisition Corporation

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com.

Non-GAAP Financial Measures

To supplement AvePoint’s consolidated financial statements presented in accordance with GAAP, the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include non-GAAP operating income (loss) and non-GAAP operating margin. In order for AvePoint’s investors to be better able to compare its current results with those of previous periods, the company has included a reconciliation of GAAP to non-GAAP financial measures at the end of this press release. These reconciliations adjust the related GAAP financial measures to exclude stock-based compensation expense. AvePoint believes the presentation of its non-GAAP financial measures enhances the user’s overall understanding of its historical financial performance. The presentation of AvePoint’s non-GAAP financial measures is not meant to be considered in isolation or as a substitute for its financial results prepared in accordance with GAAP, and AvePoint’s non-GAAP measures may be different from non-GAAP measures used by other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding AvePoint’s preliminary financial results for the first quarter ending March 31, 2021, AvePoint’s plan to purchase up to $20 million shares of Apex common stock pursuant to the Apex share purchase program, AvePoint’s products and markets and expected future performance and market opportunities of AvePoint. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination discussed herein. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC, also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.

Investor Contacts:

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

ir@avepoint.com

617-542-6180

Reconciliation of Estimated Preliminary GAAP Loss from Operations to

Estimated Preliminary Non-GAAP Operating Income (Loss)

	Three Months Ended March 31,
	2021 Estimated
	Low	High	2020 Actual
	(unaudited)
	(in thousands)
Loss from operations	$(11,878)	$(4,108)	$(72)
Add:
Stock-based compensation	9,999	2,617	75

Non-GAAP operating income (loss)	$(1,879)	$(1,491)	$3

Non-GAAP operating margin[1]	(4.9)%	(3.9)%	0.0%

[1]

AvePoint defines non-GAAP operating margin as non-GAAP operating income (loss) divided by revenue. AvePoint estimates GAAP operating margin for the three months ended March 31, 2021 in the range of (32.7)% to (10.6)% and (0.3)% for the three months ended March 31, 2020.